Exhibit 3

NEWS RELEASE

North American Palladium Announces First Quarter 2015 Results

All figures are in Canadian dollars except where noted.

Toronto, Ontario, May 11, 2015 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (OTC MKT: PALDF) today announced financial and operational results for the first quarter ended March 31, 2015 from its Lac des Iles palladium mine (“LDI”) in northern Ontario.

Q1 2015 Results Summary

•	Produced 45,626 ounces of payable palladium, a 7% increase compared to the same period in 2014, at a cash cost per ounce(1) of US$589.

•	Realized palladium selling price of US$786 per ounce, giving a palladium operating margin of US$197 per ounce, or US$9.0 million.

•	Revenue of $64.0 million, an increase of $15.3 million or 31% compared to the same period in 2014.

•	Adjusted EBITDA(1) of $9.9 million, compared to $9.7 million for the same period in 2014, the first quarter results were negatively impacted by $7.4 million due to lower spot palladium prices at the end of March that resulted in re-valuation of certain accounts receivable.

•	Invested $5.6 million in capital expenditures and $2.5 million in exploration expenses.

•	On February 26, 2015 the Company announced a positive preliminary economic assessment for its LDI mine.

•	As compared to plan, in March of 2015:
(a)	lower production volumes reduced revenues by $6.7 million;
(b)	production costs were $3.8 million higher; and,
(c)	a decline in palladium prices at March 31, 2015 to US$735 negatively impacted revenues by $7.4 million.

Additionally, during the first quarter of 2015, a weakening of the Canadian dollar increased the Canadian dollar equivalent of US$ debt and decreased shareholders’ equity by approximately $22 million. The culmination of the above factors resulted in the Company seeking covenant relief for the current ratio, minimum shareholders’ equity and senior debt to EBITDA covenants.

Recent Developments

•	The Company has obtained covenant relief from its senior secured lenders in respect of certain financial and other covenants until August 15, 2015 which may be extended subject to certain conditions.

•	Subsequent to the end of the quarter, the Company announced that it has entered into an agreement with Brookfield Capital Partners Ltd. (“Brookfield”) aimed at significantly reducing the Company’s debt and enhancing the Company’s cash position (the “Recapitalization”).

•	CIBC World Markets Inc. is acting as the Company’s financial advisor in connection with the Recapitalization and continues to conduct a strategic review process commenced earlier in the year to solicit interest in a sale of the Company. The Company has until June 30, 2015 to enter into a binding agreement with respect to a superior proposal to the Recapitalization, with closing of the transaction to occur within a specified timeframe thereafter.

NEWS RELEASE

•	Subsequent to the end of the quarter, the Company entered into and fully drew down on a US$25 million interim credit facility with Brookfield.

•	Decreasing the debt burden and strengthening the capital structure is essential for the Company’s future. If this can be obtained, the Company believes that the long term fundamentals for the underlying business will be favorable.

Financial Update(2)

Q1 2015

Revenue for the first quarter was $64.0 million compared to $48.7 million in the first quarter of 2014. The increase in revenue was primarily due to increased palladium production and sales, higher palladium prices and more favorable exchange rates. During the first quarter, the Company realized a palladium selling price of US$786 per ounce.

Net loss for the quarter was $37.3 million or $0.10 per share compared to a net loss of $26.7 million or $0.11 per share in the same quarter last year. The increase in the net loss is primarily due to the impact of unrealized foreign exchange losses.

Adjusted EBITDA(1) (which excludes interest expenses and other costs, depreciation and amortization, exploration, foreign exchange gains and losses and mine restoration costs net of insurance recoveries) was $9.9 million in the first quarter, compared to $9.7 million in first quarter last year.

Financial Liquidity

As at March 31, 2015, the Company had cash and cash equivalents of $10.4 compared to $4.1 as at December 31, 2014. Subsequent to the end of the quarter, the Company entered into and drew down fully on a US$25 million interim credit facility with Brookfield.

Lac des Iles Operations

Q1 2015 Production

In the first quarter of 2015, the Company’s LDI mine produced 45,626 ounces of payable palladium at a total cash cost of US$589 per ounce(1) compared to US$492 in the same period in 2014. The increase in cash cost in 2015 was mostly due to increased production, smelting, refining, freight and royalty costs partially offset by more payable palladium ounces sold, favourable movements of the Canadian dollar and higher by-product revenues.

During the first quarter, 786,300 tonnes of ore were mined and processed at LDI from underground and surface stockpiles with an average palladium grade of 2.5 grams per tonne. During the first quarter, the LDI mill processed 751,420 tonnes of ore at a combined average palladium mill head grade of 2.5 grams per tonne, at an 83% palladium recovery rate.

Production costs per tonne milled in the three months ended March 31, 2015 were $55 compared to $62 per tonne in 2014. The decrease was primarily due to the impact of the 45% increase in tonnes milled partially offset by production cost increases.

NEWS RELEASE

Operating costs were higher in the first quarter of 2015 than planned, due primarily to increased use of contractors and consultants, higher maintenance costs as part of the overall maintenance improvement strategy, and increased reagent use in the mill to mitigate water quality issues. The remaining cost increases were primarily due to higher than anticipated fuel and energy costs. Mitigation plans for a majority of the increased costs are in place and cost savings measures are being implemented. Management is currently reviewing guidance for cash costs per ounce and will determine in due course if revised guidance is required upon completion of that review.

Palladium production in January and February was essentially on budget, but March production decreased, in spite of LDI achieving a record average underground mining rate of 4,600 tonnes per day for the month. The two key issues that adversely impacted production in March were stope sequencing that impacted grade, and water quality problems that impacted mill recoveries.

Two higher grade stopes that could not be accessed in March are now back in the production sequence, and as a result underground mining grades and palladium production are expected to recover over the remainder of the year.

During the month of March, the water returning from the tailings management facility to the mill had higher levels of suspended solids, which had a negative impact on recoveries. Water quality has improved with the spring thaw but is expected to be an issue until the plan for the new tailings management facility is implemented. Water management continues to be a challenge and the Company is currently addressing water seepage, including a relatively small discharge of reclaim water that was contained and pumped back into the water reclaim pond. Milling operations have been suspended temporarily to effect repairs to the liner, which appears to have been damaged by ice. Operations are expected to return to normal as soon as these repairs are complete.

Construction of a raise of the east tailings management facility has commenced. The full long-term design, which includes upstream raising and new water retention ponds is currently in the public consultation process, and is expected to be implemented in stages. The project is advanced both in terms of engineering and permitting.

Exploration

Exploration expenditures for the three months ended March 31, 2015 were $2.5 million compared to $0.8 million in 2014. The increase was primarily due to an early start to the 2015 exploration program. During the quarter, the Company completed 14 holes and 12,489 meters of drilling, primarily in the Lower Offset Zone where the focus was on conversion drilling. The Company expects to provide a more detailed exploration update with its second quarter results.

NEWS RELEASE

Q1 2015 Conference Call & Webcast Details

Date:	Monday, May 11, 2015
Time:	10 a.m. ET
Webcast:	www.nap.com
Live Call:	1-866-229-4144 or 1-416-216-4169 (PIN: 7083275, followed by # sign)
Replay:	1-888-843-7419 or 1-630-652-3042 (PIN: 7083275, followed by # sign)

The conference call replay will be available for 90 days after the live event. An archived audio webcast of the call will also be posted to NAP’s website.

Technical Information and Qualified Persons

Mr. James Gallagher, the Company’s Chief Operating Officer and a Qualified Person under National Instrument 43-101, has reviewed and approved all technical items disclosed in this news release.

About North American Palladium

NAP is an established precious metals producer that has been operating its Lac des Iles mine (“LDI”) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, offering investors exposure to palladium. The Company’s shares trade on the TSX under the symbol PDL and on the OTC Pink under the symbol PALDF.

For further information, please contact:

John Vincic

Telephone: 416-360-7374

Email: IR@nap.com

Notes:

(1) Non-IFRS measure. Please refer to Non-IFRS Measures in the MD&A.

(2) NAP’s unaudited interim condensed consolidated financial statements for the quarter ended March 31, 2015 are available in the Appendix of this news release. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com and www.sec.gov.

Cautionary Statement on Forward-Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘target’, ‘plan’, ‘should’, ‘could’, ‘estimate’, ‘guidance’, and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: information pertaining to the Company’s strategy, plans or future financial or operating performance, such as statements with respect to the Company’s strategic review process, the Company’s ability to consummate a strategic transaction, long term fundamentals for the business, operating performance expectations, project timelines, production forecasts, operating and capital cost estimates, expected mining and milling rates, cash balances, projected grades, mill recoveries, metal price and foreign exchange rates and other statements that express management’s expectations or estimates of future performance. Forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from

NEWS RELEASE

those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that metal prices and foreign exchange rates may fluctuate, the risk that the LDI mine may not perform as planned, that the Company may not be able to meet production forecasts, the possibility that the Company may not be able to generate sufficient cash to service its indebtedness and may be forced to take other actions, inherent risks associated with development, exploration, mining and processing including environmental risks and risks to tailings capacity, employment disruptions, including in connection with collective agreements between the Company an unions, the risks associated with obtaining necessary licenses and permits and uncertainty regarding the ability to consummate the Recapitalization. For more details on these and other risk factors see the Company’s most recent Annual Information Form / Form 40-F on file with Canadian provincial securities regulatory authorities and the SEC.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that the Company will be able to consummate the Recapitalization or other strategic transaction, that the Company will be able to continue normal business operations at its Lac des Iles mine, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no significant disruptions affecting operations, and that prices for key mining and construction supplies, including labour, will remain consistent with the Company’s expectations. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

NEWS RELEASE

Condensed Interim Consolidated Balance Sheets

(expressed in millions of Canadian dollars)

(unaudited)

	March 31 2015	December 31 2014
ASSETS
Current Assets
Cash and cash equivalents	$10.4	$4.1
Accounts receivable	66.2	75.4
Inventories	15.4	14.9
Other assets	2.0	3.6

Total Current Assets	94.0	98.0

Non-current Assets
Mining interests	450.6	452.8

Total Non-current Assets	450.6	452.8

Total Assets	$544.6	$550.8

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$32.8	$28.8
Credit facility	42.3	36.8
Current portion of obligations under finance leases	4.7	4.6
Current portion of long-term debt	207.5	7.3

Total Current Liabilities	287.3	77.5

Non-current Liabilities
Income taxes payable	0.1	0.1
Asset retirement obligations	16.9	15.8
Obligations under finance leases	13.0	14.2
Long-term debt	38.1	218.8

Total Non-current Liabilities	68.1	248.9

Shareholders’ Equity
Common share capital and purchase warrants	868.4	866.4
Stock options and related surplus	9.8	9.7
Equity component of convertible debentures, net of issue costs	6.9	6.9
Contributed surplus	8.9	8.9
Deficit	(704.8)	(667.5)

Total Shareholders’ Equity	189.2	224.4

Total Liabilities and Shareholders’ Equity	$544.6	$550.8

NEWS RELEASE

Condensed Interim Consolidated Statements of Operations and Comprehensive Loss

(expressed in millions of Canadian dollars, except share and per share amounts)

(unaudited)

	Three months ended March 31
	2015	2014
Revenue	$64.0	$48.7

Mining operating expenses
Production costs	41.6	29.7
Smelting, refining and freight costs	6.7	4.2
Royalty expense	2.5	2.1
Depreciation and amortization	8.6	10.4
Inventory pricing adjustment	0.5	—
Loss on disposal of equipment	0.1	0.4

Total mining operating expenses	60.0	46.8

Income from mining operations	4.0	1.9

Other expenses
Exploration	2.5	0.8
General and administration	2.7	2.6
Interest expense and other costs	13.3	13.3
Financing costs	0.4	4.0
Foreign exchange loss	22.4	7.9

Total other expenses	41.3	28.6

Loss before taxes	(37.3)	(26.7)
Income tax recovery	—	—

Loss and comprehensive loss for the period	$(37.3)	$(26.7)

Loss per share
Basic and Diluted	$(0.10)	$(0.11)

Weighted average number of shares outstanding
Basic and Diluted	390,782,683	232,873,928

NEWS RELEASE

Condensed Interim Consolidated Statements of Cash Flows

(expressed in millions of Canadian dollars)

(unaudited)

	Three months ended March 31
	2015	2014
Cash provided by (used in) Operations
Loss for the period	$(37.3)	$(26.7)
Operating items not involving cash
Depreciation and amortization	8.6	10.4
Inventory pricing adjustment	0.5	—
Accretion expense (recovery)	2.1	(0.2)
Share-based compensation and employee benefits	0.4	0.5
Unrealized foreign exchange loss	21.9	7.5
Loss on disposal of equipment	0.1	0.4
Interest expense and other	11.2	13.5
Financing costs	0.4	4.0

	7.9	9.4
Changes in non-cash working capital	12.8	(26.2)

	20.7	(16.8)

Financing Activities
Issuance of convertible debentures, net of issue costs	—	28.5
Credit facility	1.0	6.1
Repayment of obligations under finance leases	(1.1)	(0.8)
Interest paid	(8.3)	(1.5)
Other	(0.4)	(0.5)

	(8.8)	31.8

Investing Activities
Additions to mining interests, net	(5.6)	(2.9)

	(5.6)	(2.9)

Increase in cash	6.3	12.1
Cash and cash equivalents, beginning of the period	4.1	9.8

Cash and cash equivalents, end of the period	$10.4	$21.9

Cash and cash equivalents consisting of:
Cash	$10.4	$21.9

Foreign exchange included in cash balance	$1.2	$1.1